Mail Stop 4561

April 25, 2008

James P. DeBlasio, Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, Georgia 30303
Via facsimile also at (404) 475-0520

      Re: Internap Network Services Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed April 17, 2008
              File No. 000-31989

Dear Mr. DeBlasio:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Who Can Vote, page 2</u>

1.   Please fill in the number of shares of common stock that were outstanding as of the record date and are entitled to vote at the meeting, as required by Item 6(a) of Schedule 14A.

<u>Proposal 2 – Approval of Amendment to the Certificate of Incorporation, page 30</u>

2.   Your description in the third paragraph on page 30 of the proposed amendment and restatement of Article IV of your charter is unclear. Please revise to explain more clearly the change you are proposing and the general effects of such change, including, if accurate, that all of the resulting authorized shares of preferred stock will be blank check preferred stock, the terms and conditions of which may be

designated by your board of directors. In addition, you refer in the third paragraph on page 30 to a "Certificate of Amendment" without specifying to which certificate you are referring. Please ensure that you distinguish here and elsewhere in your filing as necessary between a certificate of amendment that was previously filed, and the certificate of amendment that you are currently proposing.

3. By eliminating Section IV(D)(5) of your charter setting forth certain terms of your Series A preferred stock, you appear effectively to be increasing the number of shares of preferred stock that you are authorized to issue, given the prior conversion of your Series A convertible preferred stock. On a post-split basis, if the Section 5 limitation were still in effect, you would appear to be authorized to issue only 19,650,000 shares of preferred stock, rather than the 20,000,000 shares for which you are now seeking approval. Given this effective increase in the number of shares of preferred stock that you are now authorized to issue, please disclose, if true, that you have no present plans, proposals or arrangements to issue any additional shares of preferred stock. Please also include a brief statement regarding the anti-takeover implications of an increase in authorized capital. See SEC Release No. 34-15230. Please also briefly discuss in your filing the above-referenced effective increase in authorized preferred stock.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel